  Exhibit 99.1

Auryn Arranges $3.5 Million CAD Non-Brokered Private Placement

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

Vancouver, British Columbia – March 15th, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company) is pleased to announce that it has arranged a $3.5 million non-brokered private placement. The placement will consist of approximately 2,187,500 common shares (the “Shares”) priced at CAD$1.60 per Share (the “Offering”).

The Company intends to use the net proceeds from the Offering to fund continued surface exploration at its Sombrero copper-gold project located in Ayacucho, Peru and for general working capital. Certain insiders may participate in the Offering.

The Shares issued under the Offering will be subject to a four-month hold period and will not be registered in the United States. Commissions may be paid on a portion of the proceeds from the Offering. Closing of the Offering is anticipated to occur on or before March 29, 2019 and is subject to customary closing conditions including, but not limited to; the negotiation, execution of subscription agreements and receipt of applicable regulatory approvals, including approval of the Toronto Stock Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, and these securities were not offered or sold in any jurisdiction in which their offer or sale would be unlawful. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the “Act”) or any state securities laws of the United States. Accordingly, these securities were not offered or sold to persons within the United States unless an exemption from the registration requirements of the Act and applicable state securities laws is available.

On Behalf of the Board,

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or natasha.frakes@aurynresources.com.

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.